UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

SCHEDULE 13E-3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

SUNLINK HEALTH SYSTEMS, INC.

(Name Of Subject Company (Issuer))

SUNLINK HEALTH SYSTEMS, INC.

(Name of Filing Persons (Issuer and Offeror))

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,500,000	$311.25***

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018 issued by the Securities and Exchange Commission (the “SEC”), equals $124.50 per $1,000,000 of the aggregate value of the transaction.
***	Previously Paid

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$311.55	Filing Party:	SunLink Health Systems, Inc.

Form or Registration No.:	Schedule TO (File No. 005-03600)	Date Filed:	November 21, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on November 21, 2017 as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 7, 2017 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on December 22, 2017 (together with any amendments and supplements thereto and the exhibits thereto or hereto, the “Schedule TO”) relating to a tender offer by SunLink Health Systems, Inc. (“SunLink” or the “Company”) to purchase up to $2,500,000 of the common shares of SunLink, no par value, for an aggregate purchase price of up to $2,500,000, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 21, 2017 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”) as previously amended and supplemented and as amended and supplemented hereby, which together constituted the tender offer (the “Offer”). This Amendment No. 3 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

1.	Item 11 and Item 12 of the Schedule TO are hereby amended and supplemented to add the following Exhibit (a)(5)(D):

Press Release issued by SunLink Health Systems, Inc. on December 28, 2017 announcing the final results of the Offer, which expired at midnight, New York City time, on Thursday, December 21, 2017. A copy of the press release is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference.

2.	Schedule 13E-3 is amended and supplemented to reflect the preliminary results of the Offer as described in No. 1 above and below.

ITEM 15.	ADDITIONAL INFORMATION

Item 15 of the Schedule 13e-3 is hereby amended and supplemented as follows:

Press Release issued by SunLink Health Systems, Inc. on December 28, 2017 announcing the final results of the Offer, which expired at midnight, New York City time, on Thursday, December 21, 2017. A copy of the press release is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference.

ITEM 16.	EXHIBITS

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding Exhibit (a)(5)(E).

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)**	Offer to Purchase dated November 21, 2017.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)**	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)**	Form of Notice of Withdrawal of Tender for Individual Investors

(a)(1)(G)**	Form of Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants

(a)(5)(A)**	Notice to Executive Officers and Directors of Blackout Period, dated November 9, 2017.

(a)(5)(B)**	Press Release regarding Tender Offer dated November 21, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed November 21, 2017).

(a)(5)(C)**	Press Release dated November 21, 2017 announcing commencement of the Tender Offer.

(a)(5)(D)**	Press Release dated December 22, 2017 announcing preliminary results of the Tender Offer.

(a)(5)(E)*	Press Release dated December 28, 2017 announcing final results of the Tender Offer.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8filed September 20, 2006). (Commission File No. 061100389).

(d)(2)	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(d)(3)	Agreement of Understanding between SunLink Health Systems, Inc. and Christopher H.B. Mills regarding service as a director (incorporated by reference from Exhibit 99.2 of the Company’s Current Report on Form 8-K dated July 1, 2007 filed July 16, 2007) (Commission File No. 001-12607).

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

**	Previously filed
*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: December 28, 2017	By:	/s/ Robert M. Thornton, Jr.
	Name:	Robert M. Thornton, Jr.
	Title:	Chief Executive Officer